UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41785

ABLE VIEW GLOBAL INC.

Floor 16, Dushi Headquarters Building

No. 168, Middle Xizang Road

Shanghai, 200001, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Able View Global Inc., a Cayman Islands exempted company (the “Company”), furnishes under the cover of Form 6-K the following:

On March 13, 2026, at 10:00 a.m., Local Time (March 12, 2026, at 10:00 p.m. Eastern Time), the Company held a meeting of the holders of Class B ordinary shares of a par value of $0.0001 each (such shares, the “Class B Ordinary Shares”, such meeting, the “Class B Meeting”) at the principal office of the Company located at Floor 16, Dushi Headquarters Building, No. 168, Middle Xizang Road, Shanghai, 200001, People’s Republic of China. Immediately following the Class B Meeting, the Company held an extraordinary general meeting of the shareholders of the Company (the “EGM”), at the same location.

As of the record date of February 2, 2026 (the “Record Date”), there were 24,871,433 Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”) and 24,518,489 Class B Ordinary Shares outstanding. Each Class A Ordinary Shares shall entitle the holder thereof to ten (10) votes on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company.

Class B Meeting

Holders of 12,594,182 Class B Ordinary Shares of the Company were present in person or by proxy at the Class B Meeting, representing approximately 51.37% of the 24,518,489 outstanding Class B Ordinary Shares as of the Record Date, and therefore constituting a quorum of at least one-third of all votes attaching to all the Class B Ordinary Shares outstanding and entitled to vote at the Class B Meeting as of the Record Date. The final voting results for the matter submitted to a vote of shareholders at the Class B Meeting are as follows:

	For	Against	Abstain
Proposal: By an ordinary resolution of the holders of the Class B Ordinary Shares to approve that: with immediate effect, the voting rights attached to each Class A Ordinary Share of a par value of US$0.0001 each of the Company be increased from ten (10) votes to one hundred (100) votes on all matters subject to vote at general meetings of the Company.	12,584,959	9,223	0

The matter voted on at the Class B Meeting was approved.

Extraordinary General Meeting

Holders of 24,871,433 Class A Ordinary Shares and holders of 12,594,182 Class B Ordinary Shares of the Company were present in person or by proxy at the EGM, representing 100% of the 24,871,433 outstanding Class A Ordinary Shares and approximately 51.37% of the 24,518,489 outstanding Class B Ordinary Shares as of the Record Date, and therefore constituting a quorum of at least one-third of all votes attaching to the Class A Ordinary Shares and Class B Ordinary Shares outstanding and entitled to vote at the EGM as of the Record Date. The final voting results for the matters submitted to a vote of shareholders at the EGM are as follows:

Proposal One: Share Consolidation

	For	Against	Abstain
Proposal 1: By an ordinary resolution, to approve a share consolidation of the Company’s authorized, issued, and outstanding Class A Ordinary Shares and Class B Ordinary Shares (collectively, the “Ordinary Shares”) into fewer and proportionally more valuable shares by a ratio of up to one-for-two hundred (1:200) (the “RS Ratio Range”), such that the number of authorized, issue and outstanding Ordinary Shares is decreased by certain ratio (the “RS Ratio”), with the par value per Ordinary Share increased by the RS Ratio, subject to obtaining the requisite shareholder approval, at such time and date, if at all, and the specific RS Ratio within the RS Ratio Range, as determined by the Board of Directors in its discretion.	37,465,356	99	160

Proposal Two: Increase of Authorized Share Capital

	For	Against	Abstain
Proposal 2: By an ordinary resolution, to approve an increase of the authorized Ordinary Shares for issuance by the RS Ratio.	37,456,413	9,200	2

Proposal Three: Increase of the Voting Rights of the Class A Ordinary Shares

	For	Against	Abstain
Proposal 3: By a special resolution, to approve an increase of the voting rights attached to the Class A Ordinary Shares from ten (10) votes per share to one hundred (100) votes per share on all matters subject to vote at general meetings of the Company, subject to the rights, restrictions, qualifications, and preferences (if any) to be set forth in the Second Amended and Restated Memorandum and Articles of Association.	37,456,392	9,223	0

Proposal Four: Second Amended and Restated Memorandum and Articles of Association

	For	Against	Abstain
Proposal 4: By a special resolution, upon receipt of the approval of the shareholders of Proposal One, Proposal Two, and Proposal Three, the memorandum and articles of association of the Company will be amended and restated. The amendments will include, without limitation, (i) amending clause 7 of the memorandum of association, to alter the authorized share capital of the Company, such that the authorized share capital of the Company be altered from US$60,000 divided into 600,000,000 ordinary shares of par value of US$0.0001 each, comprising (a) 100,000,000 Class A Ordinary Shares of par value of US$0.0001 each and (b) 500,000,000 Class B Ordinary Shares of par value of US$0.0001 each to, in case of a RS Ratio of 1:200, US$12,000,000 divided into 600,000,000 ordinary shares of par value of US$0.02 each, comprising (a) 100,000,000 Class A Ordinary Shares of par value of US$0.02 each and (b) 500,000,000 Class B Ordinary Shares of par value of US$0.02 each; and (ii) amending article 12 of the articles of association, such that “holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. Each Class A Ordinary Share shall entitle the holder thereof to one hundred (100) votes on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company.” Upon approval, the Company will adopt the Second Amended and Restated Memorandum and Articles of Association to effect the above Proposal One, Proposal Two, and Proposal Three.	37,456,392	9,223	0

Pursuant to the foregoing votes, all matters voted on at the EGM were approved, ratified and confirmed in all respects.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Able View Global Inc.

Date: March 18, 2026	By:	/s/ Jing Tang
	Name:	Jing Tang
	Title:	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

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